TriCord Hurricane Holdings, Inc.
2511 South Cincinnati Avenue
Tulsa, OK 74114

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:         TriCord Hurricane Holdings, Inc.
Post-Effective Amendment No. 1 to Form S-8
Registration No. 333-153437

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), TriCord Hurricane Holdings, Inc. (the “Company”) requests withdrawal of Post-Effective Amendment No.1 to Form S-8 (Accession No. 0001013762-09-000212) (the “Amendment”).  The Amendment was inadvertently filed on the improper form.  The Company intends to re-file the Amendment on the proper form shortly.

No securities were sold in connection with the offering contemplated by the prospectus contained in the Amendments referenced above. The Amendment has not been declared effective or become automatically effective. Accordingly, we request that the Commission grant an order for the withdrawal of the Amendments and declare the withdrawal effective.

Very truly yours,

TriCord Hurricane Holdings, Inc.

By:	/s/ James N. Welsh
James N. Welsh
President